SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Hutchison Telecommunications International Limited

(Name of Issuer)

Ordinary Shares, nominal value HK$0.25 each

(Title of Class of Securities)

44841T 10 7

(CUSIP Number)

Edith Shih

Hutchison Whampoa Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

(852-2128-1188)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hutchison Whampoa Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,284,628,901 Ordinary Shares of the Issuer 8 SHARED VOTING POWER - 0 – 9 SOLE DISPOSITIVE POWER 3,284,628,901 Ordinary Shares of the Issuer 10 SHARED DISPOSITIVE POWER - 0 –

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,284,628,901 Ordinary Shares of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.1%(1)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hutchison Telecommunications Investment Holdings Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,284,628,901 Ordinary Shares of the Issuer 8 SHARED VOTING POWER - 0 – 9 SOLE DISPOSITIVE POWER 3,284,628,901 Ordinary Shares of the Issuer 10 SHARED DISPOSITIVE POWER - 0 –

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,284,628,901 Ordinary Shares of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.1%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Brilliant Holdings Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 187,966,653 Ordinary Shares of the Issuer 8 SHARED VOTING POWER - 0 – 9 SOLE DISPOSITIVE POWER 187,966,653 Ordinary Shares of the Issuer 10 SHARED DISPOSITIVE POWER - 0 –

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,966,653 Ordinary Shares of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cheung Kong (Holdings) Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

52,092,587 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

52,092,587 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,092,587 Ordinary Shares of the Issuer

Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%(1)

Cheung Kong (Holdings) Limited expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON HC, CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Continental Realty Ltd. – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

6,203,546 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

6,203,546 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,203,546 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kam Chin Investment S.A. – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

1,443,083 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

1,443,083 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,443,083 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shining Heights Profits Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

29,333 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

29,333 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,333 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON White Rain Enterprises Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

559,020 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8     SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

559,020 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

559,020 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polycourt Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

3,107,542 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8     SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

3,107,542 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,107,542 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richland Realty Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

1,003,239 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9     SOLE DISPOSITIVE POWER

1,003,239 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,003,239 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Top Win Investment Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

1,425,499 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

1,425,499 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,425,499 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Haldaner Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

144,327 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

144,327 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

144,327 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Winbo Power Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

3,150,135 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8     SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

3,150,135 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,150,135 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Good Energy Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

527,545 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

527,545 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

527,545 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oriental Time Investment Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

1,636,998 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8     SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

1,636,998 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,636,998 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Well Karin Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

3,026,261 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

3,026,261 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,026,261 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fumanda Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

504,680 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

504,680 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,680 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harvestime Holdings Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

2,200,000 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

2,200,000 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,200,000 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harrowgate Investments Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

1,529,982 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

1,529,982 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,529,982 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hislop Resources Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

575,916 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9     SOLE DISPOSITIVE POWER

575,916 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

575,916 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mirabole Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

661,246 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

661,246 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,246 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wealth Pleasure Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

405,415 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

405,415 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

405,415 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Guidefield Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

196,624 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8    SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

196,624 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,624 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hey Darley Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

72,307 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

  8     SHARED VOTING POWER

                - 0 –

  9    SOLE DISPOSITIVE POWER

72,307 Ordinary Shares of the Issuer (excludes beneficial ownership of 3,284,628,901 Ordinary Shares which are disclaimed (see 11 below))

10    SHARED DISPOSITIVE POWER

                - 0 –

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,307 Ordinary Shares of the Issuer

The Reporting Person expressly disclaims beneficial ownership of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%(1)

The Reporting Person expressly disclaims ownership of the 69.1% interest represented by the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by Hutchison Whampoa Limited, Hutchison Telecommunications Investment Holdings Limited and New Brilliant Holdings Limited

14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

SCHEDULE 13D

CUSIP NO. 44841T 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cheung Kong Enterprises Limited – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 23,689,889 Ordinary Shares of the Issuer 8 SHARED VOTING POWER - 0 – 9 SOLE DISPOSITIVE POWER 23,689,889 Ordinary Shares of the Issuer 10 SHARED DISPOSITIVE POWER - 0 –

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,689,889 Ordinary Shares of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 4,752,546,209 Ordinary Shares of the Issuer issued and outstanding.

Item 1. Security and Issuer.

This statement on Amendment No. 1 to Schedule 13D relates to Ordinary Shares, nominal value HK$0.25 each (“Ordinary Shares”), of Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands (the “Issuer”). The Issuer’s principal executive office is 20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong.

Item 2. Identity and Background.

Item 2 is hereby amended by adding the following at the end of Item 2 and adding Schedule XXV in the schedules to this Amendment No. 1 to Schedule 13D:

CKE

Cheung Kong Enterprises Limited (“CKE”) was incorporated in the British Virgin Islands. The principal business of CKE is investment holding. The registered address of CKE is P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

CKE is a wholly-owned subsidiary of Cheung Kong.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of CKE and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule XXV hereto and are incorporated herein by reference.

During the past five years, neither CKE nor, to the best knowledge of CKE, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following before the final paragraph thereof:

On May 3, 2005, it was announced that the Issuer had requested the directors of its subsidiary Hutchison Global Communications Holdings Limited (“HGCH”), a company whose shares were listed on The Stock Exchange of Hong Kong Limited (the “SEHK”), to put forward a proposal to the holders of HGCH shares not held by the Issuer as at the specified record date (“Scheme Shares”) for the privatization of HGCH by way of a scheme of arrangement (“Scheme”). It was also announced that the Issuer would make an appropriate offer to holders of outstanding share options issued under a HGCH share option scheme (“HGCH Options”). Under the proposed privatization, Scheme Shares would be cancelled and, in consideration thereof, each holder of Scheme Shares would be entitled to receive either cash or Ordinary Shares of the Issuer (“Share Alternative”). Holders of HGCH Options could exercise their options on or before the specified record date, in which case the shares issued upon exercise of the HGCH Options would be eligible to be exchanged for cash or Ordinary Shares as described above. Any outstanding HGCH Options not exercised on or prior to the specified record date, subject to the Scheme becoming effective, would lapse on the date immediately following the record date and each optionholder who accepted the offer made in respect of HGCH Options would be entitled to receive cash or Ordinary Shares (“Option Share Alternative”) based upon prescribed ratios.

On July 4, 2005 HTIHL and the Issuer confirmed their agreement (the “HTIHL Vendor Agreement”) that to the extent that any of the holders of Scheme Shares or HGCH Options were connected persons of the Issuer or of HWL under the listing rules of the SEHK (the “Connected Holders”), and those Connected Holders elected the Share Alternative in respect of their HGCH shares or elected the Option Share Alternative in respect of their HGCH Options, then HTIHL would transfer such number of its holding of Ordinary Shares in the Issuer as to satisfy the election. In turn, the Issuer would assume an indebtedness to HTIHL in the amount of the value of the Ordinary Shares being transferred together with any stamp duty payable in connection with the transfer. One purpose of making available this arrangement was to enable satisfaction of the Share Alternative and Option Share Alternative without involving an issue of new Ordinary Shares to any connected persons of the Issuer or of HWL.

The Scheme became effective on July 15, 2005. The withdrawal of listing of HGCH’s shares on the SEHK became effective on July 18, 2005. The period for election by holders of Scheme Shares or HGCH Options of the form of consideration ended on August 1, 2005. Based upon these elections, (i) the total cash consideration paid by the Issuer was approximately HK$16.3 million (approximately US$2.1 million, based on the noon buying rate in New York as certified by the Federal Reserve Bank of New York in effect on August 8, 2005, which was HK$7.7709=US$1.00), and (ii) the Issuer issued a total of 252,546,209 new Ordinary Shares as consideration. In addition, based upon the elections of the Connected Holders and pursuant to the HTIHL Vendor Agreement, HTIHL transferred a total of 60,371,099 Ordinary Shares of the Issuer held by it to the Connected Holders, as a result of which the Issuer assumed an aggregate of approximately HK$458.8 million (approximately US$59.0 million) of indebtedness to HTIHL, which was repaid in full on August 8, 2005. CKE, a wholly owned subsidiary of CKH, directly held HGCH shares prior to the Scheme becoming effective and, as a Connected Holder, received 23,689,889 Ordinary Shares of the Issuer from HTIHL as consideration for such shares pursuant to the Scheme. The transfer of Ordinary Shares by HTIHL pursuant to the HTIHL Vendor Agreement took place on August 5, 2005 and the issuance of new Ordinary Shares by HTIL pursuant to the Scheme took place on August 8, 2005.

As a result of the above described transactions, the issued and outstanding share capital of the Issuer increased from 4,500,000,000 Ordinary Shares to 4,752,546,209 Ordinary Shares. In addition, as a result of the transfer of Ordinary Shares to the Connected Holders under the HTIHL Vendor Agreement, the number of Ordinary Shares beneficially held by HTIHL decreased from 3,345,000,000 to 3,284,628,901.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b)

(i)	HWL: Through its indirect ownership of 100% of the issued and outstanding shares of HTIHL, HWL beneficially owns 3,284,628,901 Ordinary Shares of the Issuer, representing approximately 69.1% of the issued and outstanding Ordinary Shares. HWL has sole power to vote and dispose of all of these Ordinary Shares.

(ii)	HTIHL: Through its direct ownership of 3,096,662,248 Ordinary Shares of the Issuer and direct ownership of 100% of the issued and outstanding shares of NBH, HTIHL beneficially owns 3,284,628,901 Ordinary Shares of the Issuer, representing approximately 69.1% of the issued and outstanding Ordinary Shares. HTIHL has sole power to vote and dispose of all of these Ordinary Shares.

(iii)	NBH: Directly owns 187,966,653 Ordinary Shares of the Issuer, representing approximately 4.0% of the issued and outstanding Ordinary Shares. NBH has sole power to vote and dispose of all of these Ordinary Shares.

(iv)	CKH: Through its direct or indirect ownership of 100% of the issued and outstanding shares of each of the Reporting Persons set forth in (v) – (xxiv) below (the “CKH Subsidiaries”) and CKE, CKH beneficially owns in aggregate 52,092,587 Ordinary Shares of the Issuer, representing approximately 1.1% of the issued and outstanding Ordinary Shares. CKH has sole power to vote and dispose of all of these Ordinary Shares.

In addition, each of the CKH Subsidiaries holds a direct interest in HWL which in aggregate equals approximately 49.97% of the issued and outstanding shares of HWL. Through its ownership of the CKH Subsidiaries and resulting indirect ownership of approximately 49.97% of the issued and outstanding shares of HWL, CKH and each of the CKH Subsidiaries may, pursuant to Rule 13d-3 under the Act, be deemed to control the voting and disposition of the 3,284,628,901 Ordinary Shares of the Issuer beneficially owned in aggregate by HWL, HTIHL and NBH (the “Disclaimed Shares”), representing approximately 69.1% of the issued and outstanding Ordinary Shares. However, pursuant to Rule 13d-4 under the Act, CKH and each of the CKH Subsidiaries expressly disclaims beneficial ownership of the Disclaimed Shares, and the filing of this Schedule shall in no way be construed as an admission that CKH or any CKH Subsidiary is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the Disclaimed Shares.

(v)	CRL: Directly owns 6,203,546 Ordinary Shares of the Issuer, representing approximately 0.1% of the issued and outstanding Ordinary Shares. CRL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(vi)	KCI: Directly owns 1,443,083 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. KCI has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(vii)	SHP: Directly owns 29,333 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. SHP has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(viii)	WRE: Directly owns 559,020 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. WRE has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(ix)	PL: Directly owns 3,107,542 Ordinary Shares of the Issuer, representing approximately 0.1% of the issued and outstanding Ordinary Shares. PL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(x)	RRL: Directly owns 1,003,239 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. RRL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xi)	TWI: Directly owns 1,425,499 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. TWI has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xii)	HL: Directly owns 144,327 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. HL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xiii)	WPL: Directly owns 3,150,135 Ordinary Shares of the Issuer, representing approximately 0.1% of the issued and outstanding Ordinary Shares. WPL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xiv)	GEL: Directly owns 527,545 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. GEL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xv)	OTI: Directly owns 1,636,998 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. OTI has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xvi)	WKL: Directly owns 3,026,261 Ordinary Shares of the Issuer, representing approximately 0.1% of the issued and outstanding Ordinary Shares. WKL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xvii)	FL: Directly owns 504,680 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. FL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xviii)	HHL: Directly owns 2,200,000 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. HHL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xix)	HIL: Directly owns 1,529,982 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. HIL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xx)	HRL: Directly owns 575,916 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. HRL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xxi)	ML: Directly owns 661,246 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. ML has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xxii)	WP: Directly owns 405,415 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. WP has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xxiii)	GL: Directly owns 196,624 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. GL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xxiv)	HDL: Directly owns 72,307 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. HDL has sole power to vote and dispose of all of these Ordinary Shares. Ownership of the Disclaimed Shares is disclaimed (see Item 4(a)(iv)).

(xxv)	CKE: Directly owns 23,689,889 Ordinary Shares of the Issuer, representing approximately 0.5% of the issued and outstanding Ordinary Shares. CKE has sole power to vote and dispose of all of these Ordinary Shares.

(xxvi)	LI Ka-shing: Mr. Li, a director of HWL and CKH, indirectly owns 27,513,355 Ordinary Shares of the Issuer representing approximately 0.6% of the issued and outstanding Ordinary Shares of the Issuer, through companies wholly owned by Mr. Li. These Ordinary Shares include 27,267,809 Ordinary Shares transferred pursuant to the Scheme and the HTIHL Vendor Agreement by HTIHL to a company wholly owned by Mr. Li which directly held HGCH shares prior to the Scheme becoming effective and which was deemed to be a Connected Holder. Mr. Li has sole power to vote and dispose of all of these Ordinary Shares.

(xxvii)	LI Tzar Kuoi, Victor: Mr. Victor Li, a director of HWL, CKH, CRL, KCI, SHP, WRE, PL, RRL, TWI, HL, WPL, GEL, OTI, WKL, FL, HHL, HIL, HRL, ML, WP, GL, HDL and CKE, indirectly beneficially owns 2,519,250 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares of the Issuer, through companies wholly owned by Mr. Victor Li. These Ordinary Shares include 2,504,761 Ordinary Shares transferred pursuant to the Scheme and the HTIHL Vendor Agreement by HTIHL to a company wholly owned by Mr. Victor Li which beneficially held HGCH shares prior to the Scheme becoming effective and which was deemed to be a Connected Holder. Mr. Victor Li has sole power to vote and dispose of all of these Ordinary Shares.

(xxviii)	FOK Kin-ning, Canning: Mr. Fok, a director of HWL, CKH and the Issuer, indirectly owns 1,202,380 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares, through a company equally owned by Mr. Fok and his spouse. These Ordinary Shares include 952,380 Ordinary Shares transferred pursuant to the Scheme and the HTIHL Vendor Agreement by HTIHL to a company wholly owned by Mr. Fok and his spouse which beneficially held HGCH shares prior to the Scheme becoming effective and which was deemed to be a Connected Holder. Mr. Fok and his spouse have sole power to vote and dispose of all of these Ordinary Shares.

(xxix)	CHOW WOO Mo Fong, Susan: Mrs. Chow, a director of HWL, HTIHL, NBH and the Issuer, directly owns 250,000 Ordinary Shares of the Issuer, representing less than 0.1% of the issued and outstanding Ordinary Shares. Mrs. Chow has sole power to vote and dispose of all of these Ordinary Shares.

(xxx)	Frank John SIXT: Mr. Sixt, a director of HWL, CKH, HTIHL, NBH and the Issuer, directly owns 255,000 Ordinary Shares of the Issuer in the form of 17,000 American Depositary Shares, representing less than 0.1% of the issued and outstanding Ordinary Shares. Mr. Sixt has sole power to vote and dispose of all of these Ordinary Shares.

(xxxi)	George Colin MAGNUS: Mr. Magnus, a director of HWL, CKH, CRL, KCI, SHP, WRE, PL, RRL, TWI, HL, WPL, GEL, OTI, WKL, FL, HHL, HIL, HRL, ML, WP, GL and HDL, directly owns 13,333 Ordinary Shares of the Issuer (of which 13,201 Ordinary Shares are held by Mr. Magnus and 132 Ordinary Shares are held by his spouse), representing less than 0.1% of the issued and outstanding Ordinary Shares of the Issuer. Mr. Magnus and his spouse have sole power to vote and dispose of all of these Ordinary Shares.

Except as described in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their respective executive officers or directors, (i) beneficially owns any Ordinary Shares or American Depositary Shares of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of Ordinary Shares or American Depositary Shares of the Issuer.

(c) Except as described in this Item 5, none of the Reporting Persons nor, to their best knowledge, none of their respective executive officers or directors, has effected any transaction in Ordinary Shares or American Depositary Shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end of Item 6:

The HTIHL Vendor Agreement is described in Item 4. A copy of the Agreement is filed as Exhibit 2 to this Amendment No. 1 to Schedule 13D.

Item 7. Material to be Filed as Exhibits.

The documents which have been filed as Exhibits are listed in the Exhibit Index herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2005

HUTCHISON WHAMPOA LIMITED

HUTCHISON TELECOMMUNICATIONS INVESTMENT

HOLDINGS LIMITED

NEW BRILLIANT HOLDINGS LIMITED

By:	/s/ Frank J. Sixt
Name:	Frank J. Sixt
Title:	Director

CHEUNG KONG (HOLDINGS) LIMITED

CONTINENTAL REALTY LTD

KAM CHIN INVESTMENT S.A.

SHINING HEIGHTS PROFITS LIMITED

WHITE RAIN ENTERPRISES LIMITED

POLYCOURT LIMITED

RICHLAND REALTY LIMITED

TOP WIN INVESTMENT LIMITED

HALDANER LIMITED

WINBO POWER LIMITED

GOOD ENERGY LIMITED

ORIENTAL TIME INVESTMENT LIMITED

WELL KARIN LIMITED

FUMANDA LIMITED

HARVESTIME HOLDINGS LIMITED

HARROWGATE INVESTMENTS LIMITED

HISLOP RESOURCES LIMITED

MIRABOLE LIMITED

WEALTH PLEASURE LIMITED

GUIDEFIELD LIMITED

HEY DARLEY LIMITED

CHEUNG KONG ENTERPRISES LIMITED

By:	/s/ Edmond Ip
Name:	Edmond Ip
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
A.	Joint Filing Statement

1.	Agreement dated May 27, 2004 between Hutchison Whampoa Limited and NTT DoCoMo, Inc.*

2.	Agreement dated July 4, 2005 between Hutchison Telecommunications Investment Holdings Limited and Hutchison Telecommunications International Limited

*	Previously filed with the Statement on Schedule 13D filed jointly by HWL, HTIHL, NBH, CKH and the CKH Subsidiaries with the Securities and Exchange Commission on June 30, 2005 and incorporated by reference herein.

SCHEDULE XXV

Executive Officers and Directors of

Cheung Kong Enterprises Limited

As of August 5, 2005

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Tzar Kuoi, Victor	Hong Kong

Director, Cheung Kong Enterprises Limited

Managing Director and Deputy Chairman,

Cheung Kong (Holdings) Limited

Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Chairman, CK Life Sciences Int’l., (Holdings) Inc.[12]

Deputy Chairman and Executive Director, Hutchison Whampoa Limited

Co-Chairman, Husky Energy Inc.[7]

Executive Director, Hongkong Electric Holdings Limited[3]

Director, The Hongkong and Shanghai Banking Corporation Limited (banking), No. 1 Queen’s Road Central, Hong Kong

IP Tak Chuen, Edmond	British

Director, Cheung Kong Enterprises Limited

Executive Director, Cheung Kong (Holdings) Limited

Deputy Chairman and Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Senior Vice President and Chief Investment Officer, CK Life Sciences Int’l., (Holdings) Inc.[12]

Non-executive Director, TOM Group Limited[6]